THE KROGER CO.

1014 VINE STREET   •   CINCINNATI, OHIO  45202-1100

PAUL W. HELDMAN

EXECUTIVE VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL	513-762-4421

FAX 513-762-4935

FAX 513-762-4554

August 22, 2008

VIA EDGAR CORRESPONDENCE

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	The Kroger Co.
Form 10-K for Fiscal Year Ended February 2, 2008, filed April 1, 2008
Form 10-Q for Quarter Ended May 24, 2008, filed July 2, 2008
Definitive Proxy Statement on Schedule 14A, filed May 15, 2008,
File No. 001-00303

Dear Mr. Owings:

The Kroger Co. (the “Company”) submits this letter in response to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchanges Commission (the “Commission”), received by letter dated July 31, 2008 relating to the above referenced Form 10-K, Form 10-Q and definitive proxy statement.  Set forth below are the Staff’s comments followed by our responses.

Form 10-K for Fiscal Year Ended February 2, 2008

Signatures, page 77

1.                                       The Form 10-K must be signed by your principal financial and principal accounting officers in their individual capacities.  See General Instruction D to Form 10-K.  In this regard, please confirm that Mr. Schlotman and Ms. Van Oflen signed this Form 10-K in their individual capacities.  Please also confirm that you will in the future revise your signature page to reflect that the principal executive, financial and accounting officers have signed the periodic report in their individual capacities.

Company Response:

The Company confirms that Mr. Schlotman and Ms. Van Oflen did sign the Form 10-K in their individual capacities.  In future filings, the principal executive, principal financial and principal accounting officers’ signatures will be reflected under the second set of signature blocks to evidence execution in their individual capacities.

Exhibits 31.1 and 31.2

2.                                       The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K.  In this regard, you did not include the parenthetical in paragraph 4.(d).  Similarly, you did not include the parenthetical in the certifications filed with the Form 10-Q for the quarter ended May 24, 2008.  Please revise.

Company Response:

Future filings of the Exhibit 31 certifications will include the parentheticals.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 15

3.                                       We note that individual officer performance is an important factor in determining compensation.  Please disclose how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account.  See Item 402(b)(2)(vii) of Regulation S-K.

Company Response:

Individual performance is an important factor that the Compensation Committee considers in determining NEO salary, annual bonus awards and equity awards.  As described on page 16 of the proxy statement, as part of its annual review of executive compensation, the Committee considers each NEO’s current compensation, internal equity considerations, a report from the Committee’s independent compensation consultant, and historical compensation information for the prior three years.  As noted on pages 18 and 21 of the proxy statement, the individual performance of each NEO was considered by the Committee (or independent directors in the case of our CEO) when determining his salary and equity awards for 2007.

The Committee also considers recommendations from the CEO.  Our CEO makes compensation recommendations for each of the other NEOs based on the same considerations, as well as the CEO’s assessment of individual job performance and contribution to the management team.  While the Committee’s decisions regarding salaries, bonus opportunities and equity awards are not specifically tied to the achievement of individual performance goals, the Committee subjectively considers the individual performance of each NEO when making such determinations.

In future filings, we will include, to the extent material, a concise discussion of the key considerations of individual performance affecting NEO compensation.

4.                                       You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their performance-based annual and long-term cash bonuses.  For example, for annual cash bonuses you have not disclosed the identical sales targets, EBITDA target, measures for implementation and results under your strategic plan, and performance of new capital projects compared to their budgets established by the compensation committee.  For long-term cash bonuses, you have not disclosed the targets for improving performance based on customer survey results, reducing total operating costs as a percentage of sales, and improving performance in key attributes measuring associate satisfaction.  Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b).  General statements regarding the level of difficultly, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.  We note that the 2008 performance-based cash bonus plan will replace the 2006 plan.  See Question 118.04 of Compliance & Disclosure Interpretations on Regulation S-K at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.html.

Company Response:

The Company did not disclose the specific goals in its proxy statement.  The Company does not believe such information is material to investors because, while the Committee and the board of directors establish criteria for calculating annual and long-term bonus payments to the NEOs, the amount of bonus earned can be reduced at the discretion of the Committee (or in the case of the CEO, the board).  They also have the discretion under the plan to adjust the targets during the year in the event of unanticipated developments.  In addition to quantitative factors, the Committee and the board consider qualitative factors as they deem appropriate, and have complete discretion to reduce payments to the NEOs irrespective of any quantitative calculation.

Furthermore, the specific criteria used in determining bonus amounts are not material within the context of the Company’s executive compensation policies or decisions as a whole, considering the various other elements of compensation, including salary, restricted stock and stock option awards, retirement plans, deferred compensation, severance and continued healthcare benefits, and perquisites, and considering all of the various qualitative and quantitative factors that influence each of these other elements of compensation.  We do not believe that the disclosure of specific targets used in determining bonus amounts is material to an investor’s overall understanding of the Company’s compensation objectives and policies.

In addition, Instruction 4 to Item 402(b) states that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.  The standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2.

The Company did not disclose the specific goals because such information is sensitive commercial and financial information that could cause it competitive harm in the hands of competitors.  The Company has not disclosed these performance objectives to the public and keeps this information confidential. Disclosure of the Company’s specific performance targets would be tantamount to disclosure of the Company’s business plan and long-term strategic plan.  Competition in the retail food and drug industry is intense, and disclosure of specific goals could give competitors insight into the Company’s operating strategy and allocation of resources.  With respect to the portion of the bonus related to the Company’s performance of our Customer 1st strategic plan, the measures themselves are based in part on proprietary methods of customer research and in part on specific operational goals, the disclosure of which would reveal our strategy to our competitors.  Furthermore, disclosure of the precise performance of the Company against specific measures in our Customer 1st strategic plan could guide competitors to their own strategies to target these areas to the detriment of the Company and our shareholders.

The foregoing demonstrates that disclosure of the bonus targets would result in disclosure of the Company’s business plan and that confidential treatment is appropriate in accordance with the staff’s guidance for confidential treatment set forth in Staff Legal Bulletin No. 1A (with Addendum Jul. 11, 2001), Confidential Treatment Requests.  It is clear that disclosing the information would cause competitive harm to the Company, that disclosure of the confidential information is not necessary for protection of investors (because the information is not material to the compensation of the NEOs or to the Company’s executive compensation policies and decisions as a whole), and that the Company has otherwise kept the information confidential.  Accordingly, disclosure of specific performance targets is not required under the SEC’s executive compensation rules.

We acknowledge that if a company omits performance targets, it is required to discuss how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level or criteria.  Accordingly, in future filings, the Company will disclose that the strategic portion of the plan has been adjusted each year to increase the emphasis on those elements of the plan that have proved most challenging, increasing the difficulty of achieving higher levels of bonus and increasing incentives to meet the most significant challenges.  In future filings, the Company will also provide a concise discussion of the degree of difficulty inherent in achieving the identical sales and EBITDA targets in our annual bonus plan.

Summary Compensation Table, page 24

5.                                       In footnote three, separately quantify the amounts attributable to each of the change in pension value and preferential earnings on nonqualified deferred compensation.  See Instruction Item 3 to Item 402(c)(2)(viii) of Regulation S-K.

Company Response:

The Company believes that the amounts in footnote three to the Summary Compensation Table are specifically quantified because the only named executive officer for whom preferential earnings were received was Mr. McMullen, and the amount of those earnings, as well as his change in pension value, are both disclosed.  The amounts reflected in the table for all other NEOs are for change in pension value only.  We will endeavor to clarify this in future filings.

6.                                       Please disclose the maximum possible payouts under the non-equity incentive plan. See Item 402(d) of Regulation S-K.

Company Response:

Payouts under the Company’s performance-based 2006 Long-Term Bonus Plan and performance-based 2007 annual cash bonus program are subject to the terms of the Kroger Cash Bonus Plan, adopted by shareholders in 2007, which plan provides that no single bonus to a participant may exceed $5,000,000.

In 2008, the Company’s shareholders approved the 2008 Long-Term Incentive and Cash Bonus Plan, under which both annual and long-term cash bonus amounts will be paid in the future.  By the terms of the 2008 plan, no single cash bonus to a participant may exceed $5,000,000.  In future filings, this limitation will be disclosed.

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at 513-762-4421.

Sincerely,

/s/ Paul Heldman

cc:	Ronald E. Alper, Staff Attorney
Ellie Bavaria, Special Counsel
David B. Dillon
J. Michael Schlotman
M. Elizabeth Van Oflen
Bruce Gack
Christine S. Wheatley